November 28, 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding response to queries raised by SGX-ST on November 2005, dated November 18, 2005, published (in English language) on the SGX public website;

(2) The Company's announcement regarding unaudited financial statements and dividend accouncement for the quarter ended September 30, 2005, dated November 14, 2005, published (in English language) on the SGX public website;

(3) The Company's announcement regarding aggregate value of interested person transactions entered into during the 3 months ended September 30, 2005, dated November 14, 2005, published (in English language) on the SGX public website; and

(4) The Company's announcement regarding the Company's records net profit of RMB10.6 million in 3QFY2005, dated November 14, 2005, published (in English language) on the SGX public website.

dlw 11/30

HellerEhrman

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

41585/0001/09

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	18-Nov-2005 17:18:59
Announcement No.	00038

>> Announcement Details
The details of the announcement start here ...

Announcement Title * RESPONSE TO QUERIES RAISED BY SGX-ST ON 16 NOVEMBER 2005

Description

ChinaCast Communication Holdings Limited refers to its Third Quarter Financial Statement Announcement for the period ended 30 SEPTEMBER 2005 released on 14 November 2005 and wishes to respond to the following queries from the SGX-ST:

Item 1.
To disclose the effect of the adoption of IFRS 2 "Share-based payment" under paragraph 5 of the announcement.

Response

The adoption of IFRS 2 "Share-based Payment" has resulted in an expense of RMB 0.331 million for 3QFY2005 and RMB1.476 million for the year to date period ending 30 September 2005.

Item 2.
We note on page 10 of the announcement that:-

i. "The drop was mainly due to a reclassification of a portion of the withholding tax from income tax expense to business tax. This amounted to RMB2.5 million, which are net off of....net revenue figure".

ii. "Revenue from the K-12 Distance learning and Education Content Solutions segment was a negative RMB0.9 million in 3QFY2005 because there was a reclassification of previous period's revenue of RMB1 million to other income".

Please provide clear explanations how the above reclassifications arose.

Response

The Group has made provision for withholding tax based on revenue received by a non PRC subsidiary which derived its revenue from some customers with the source of their revenue from PRC. Due to recent revised interpretation of the tax status of the non PRC subsidiary, a portion of the withholding tax equivalent to the business tax based on the revenue was reclassified which has the effect of reducing revenue by RMB2.5 million in 3QFY2005.

Revenue from K-12 distance learning and Education Content Solutions segment was negative RMB0.9 million in 3QFY2005 because there was a reclassification of the previous quarter's revenue of RMB1.0 million. The revenue was taken up in 2QFY2005 after the recognition of a deposit received in 2001 from a customer who subsequently did not fulfill the terms of the

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SEC MAIL PROCESSING RECEIVED NOV 29 2005 WASH. D.C. 209 SECTION

Announcement Submission : Acknowledgement Page

Dear **ANTONIO SENA** ,

Your announcement has been digitally signed and broadcast successfully.

Announcement Details :

Announcement Reference Number	**00038**
Broadcast Status	PUBLISHED
Broadcast Date & Time	18-Nov-2005 17:18:59
Submission Date & Time	18-Nov-2005 17:18:03
Company Name	CHINACAST COMM HLDGS LTD
Announcement Title	MISCELLANEOUS :: RESPONSE TO QUERIES RAISED BY SGX-ST ON NOVEMBER 2005
Announcement Category	MISCELLANEOUS

Thank you

SGX Securities Trading, Market Control Department (Securities Operations)

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contract to revenue. This was reclassified to Other Income in 3QFY2005 to better reflect the one-off nature of the item.

Item 3.
We note on page 11 of the announcement that equipment sales particularly have longer credit period. To disclose the credit period that is normally extended to customers of equipment sales.

Response

For equipment sales, the credit period is 90-120days.

Item 4.
The Company has been requested to provide further details on the Joint Venture with Tsinghua Tongfang.

Response

The company would like to provide additional information on the Joint Venture with Tsinghua Tongfang as follows:

(iii) The total investment will amount to RMB21.0 million of which RMB14.7 million has been paid.
(ii) The asset transfer referred to in the announcement for the period ended 30 September 2005 has been completed.
(iii) The Directors or senior managers of the Company do not have any interest in Tsinghua Tongfang or any of the assets transferred to the Joint Venture.

Item 5.

The Company wishes to make the following change to page 10 paragraph 2 in the announcement to read as follows:

"This drop was a result of the reclassification of withholding tax described in more details in previous paragraph, which has the effect of reducing the gross profit margin for 3QFY2005 from 59.1% to 52.6%."

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Unaudited Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	14-Nov-2005 20:59:31
Announcement No.	00168

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The details of the announcement start here ...

For the Financial Period Ended *	30-09-2005

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ChinaCast_3QFY2005Results.pdf
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双威通讯 ChinaCast

CHINACAST COMMUNICATION

CHINACAST COMMUNICATION HOLDINGS LIMITED

Unaudited Financial Statement Announcement For Quarter Ended 30 September 2005

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Group (Actual) 3Q ended 30/9/2005 RMB'000	Group (Actual) 3Q ended 30/9/2004 RMB'000	% change +/(-)	Group (Actual) 1-3Q ended 30/9/2005 RMB'000	Group (Proforma) 1-3Q ended 30/9/2004 RMB'000	% change +/(-)
Revenue	15,484	19,115	(19.00)	51,202	58,065	(11.82)
Cost of sales	(7,338)	(7,169)	2.36	(22,564)	(25,668)	(12.09)
Gross profit	8,146	11,946	(31.81)	28,638	32,397	(11.60)
Service fee(Note A)	12,068	7,501	60.89	34,109	21,650	57.55
Other income	1,451	714	103.22	4,235	1,109	281.88
Selling expense	(540)	(220)	145.45	(1,688)	(1,319)	27.98
Administrative expense	(8,475)	(6,007)	41.09	(23,850)	(15,624)	52.65
Profit from operations	12,650	13,934	(9.21)	41,444	38,213	8.46
Finance costs	(5)	(4)	25.00	(14)	(463)	(96.98)
Other expense	(331)	-		(1,476)	-	
Profit before income tax	12,314	13,930	(11.60)	39,954	37,750	5.84
Income tax expense	(1,715)	(3,030)	(43.40)	(7,081)	(8,798)	(19.52)
Net profit for the period	10,599	10,900	(2.76)	32,873	28,952	13.54
Attributable to						
Equity holders of the parent	10,599	10,900		32,873	28,952	
Minority interest	-	-		-	-	
	10,599	10,900		32,873	28,952	

Explanatory notes

(1) The Company was incorporated in Bermuda on 20 November 2003 and was formed as a result of the restructuring exercise (the "Restructuring Exercise") as described in the prospectus of the Company dated 30 April 2004 (the "Prospectus"). Actual results are derived after the Company had completed the Restructuring Exercise.

(2) (A) For the purpose of this announcement, the proforma financial statements of the Group for the 9 months ended 30 June 2004 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(B) The proforma income statement of the Group, because of their nature, may not give a true picture of the actual financial results of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

Notes to Income Statement:

(A) The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which has been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

	3Q ended 30/9/2005 RMB'000	3Q ended 30/9/2004 RMB'000	% change +/(-)	1-3Q ended 30/9/2005 RMB'000	1-3Q ended 30/9/2004 RMB'000	% change +/(-)
Revenue	23,037	16,606	38.73	58,111	46,364	25.34
Cost of sales	(11,123)	(6,275)	77.26	(23,808)	(14,909)	59.69
Gross profit	11,914	10,331	15.32	34,303	31,455	9.50
Other operating income	2,600	1,573	65.29	5,929	5,023	18.04
Interest income	3	15	(80.00)	58	26	123.08
Selling expense	(492)	(2,873)	(82.88)	(1,381)	(5,094)	(72.89)
Administrative expense	(1,738)	(1,545)	12.49	(4,435)	(6,585)	(32.65)
Other expense	(142)	-		(164)	-	
Income tax expense	(77)	-		(201)	(3,175)	(93.67)
Service fee to the Group	12,068	7,501	60.89	34,109	21,650	57.55

(B) The following table provides additional information about the combined income statements of the Group and the SOE assuming the results of the Group and the SOE can be combined and after eliminating the transactions between the 2 groups. The combined result would provide a more meaningful financial performance of the Group.

	Combined Group and SOE 3Q ended 30/9/2005 RMB'000	Combined Group and SOE 3Q ended 30/9/2004 RMB'000	% change +/(-)	Combined Group and SOE 1-3Q ended 30/9/2005 RMB'000	Combined Group and SOE 1-3Q ended 30/9/2004 RMB'000	% change +/(-)
Revenue	38,521	35,721	7.84	109,313	104,429	4.68
Cost of sales	(15,861)	(11,871)	(33.61)	(40,443)	(35,554)	13.75
Gross profit	22,660	23,850	(4.99)	68,870	68,875	0.01
Other income	1,454	729	99.45	4,293	1,135	278.24
Selling expense	(1,032)	(3,093)	(66.63)	(3,069)	(6,413)	(52.14)
Administrative expense	(10,213)	(7,552)	35.24	(28,285)	(22,209)	27.36
Profit from operations	12,869	13,934	(7.64)	41,809	41,388	1.02
Finance costs	(5)	(4)	25.00	(14)	(463)	(96.98)
Other expense	(473)	-		(1,640)	-	
Profit before income tax	12,391	13,930	(11.05)	40,155	40,925	(1.88)
Income tax expense	(1,792))	(3,030)	(40.86)	(7,282)	(11,973)	(39.18)
Net profit for the period	10,599	10,900	(2.76)	32,873	28,952	13.54

(C) The profit before income tax includes the following charges (credits):

	Group (Actual) 3Q ended 30/9/2005 RMB'000	Group (Acutal) 3Q ended 30/9/2004 RMB'000	Group (Actual) 1-3Q ended 30/9/2005 RMB'000	Group (Proforma) 1-3Q ended 30/9/2004 RMB'000
Depreciation of property, plant and equipment	941	518	2,560	1,737
Interest expense to related parties	-	-	-	365
Interest on borrowings	4	8	14	20
Foreign exchange loss	1,814	(4)	1,868	78
Loss on disposal of property, plant and equipment	-	229	-	229
Share option expense	331	-	1,476	-
Other income including interest income	(1,451)	(714)	(4,235)	(1,109)

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

	Group (Actual) As at 30/9/2005 RMB'000	Group (Actual) As at 31/12/2004 RMB'000	Company (Actual) As at 30/9/2005 RMB'000	Company (Actual) As at 31/12/2004 RMB'000
ASSETS				
Current assets:				
Cash and bank balances	339,376	328,718	-	-
Trade receivables	18,627	15,077	-	-
Other receivables and prepayments	27,353	9,832	932	-
Amount due from related parties-non trade	-	411	-	-
Total current assets	385,356	354,038	932	-
Non-current assets:				
Subsidiary	-	-	461,934	457,772
Amount due from the SOE	208,502	177,926	-	-
Property, plant and equipment	8,439	5,522	-	-
Deposit for acquiring PP&E	480	25,839	-	-
Deferred tax assets	1,422	1,552	-	-
Total non-current assets	218,843	210,839	461,934	457,772
Total assets	604,199	564,877	462,866	457,772
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of bank loan	-	60	-	-
Other payables	1,586	2,202	-	567
Tax payable	42,816	35,392	-	-
Current portion of finance lease	152	155	-	-
Total current liabilities	44,554	37,809	-	567
Non-current liabilities:				
Bank loan	-	80	-	-
Finance lease	228	348	-	-
Total non-current liabilities	228	428	-	-
Equity attributable to equity holders of parent	559,417	526,640	462,866	457,205
Minority interest	-	-	-	-
Total equity	559,417	526,640	462,866	457,205
Total liabilities and shareholders' equity	604,199	564,877	462,866	457,772

Explanatory Note:

(1) For the purpose of this announcement, the balance sheet of the Group as at 30 September 2005 and 31 December 2004 have been prepared based on the actual Group structure.

1(b)(ii) **Aggregate amount of group's borrowings and debt securities.**

Amount repayable in one year or less, or on demand

As at 30 September 2005		As at 31 December 2004	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
152	-	215	-

Amount repayable after one year

As at 30 September 2005		As at 31 December 2004	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
228	-	428	-

Details of any collateral

The Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 30 September 2005, the current portion and non-current portion of the finance lease amounted to approximately RMB152,000 and RMB228,000 respectively.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Group (Actual) 3Q ended 30/9/2005 RMB'000	**Group (Actual) 3Q ended 30/9/2004 RMB'000**
Cash flows from operating activities		
Profit before income tax	12,314	13,930
Adjustments for:		
Depreciation expense	941	518
Loss of property, plant and equipment	-	228
Interest income	(1,136)	(694)
Interest expense	4	8
Share option expense	331	-
Operating profit before working capital changes	12,454	13,990
Trade receivables	(4,902)	6,388
Other receivables and prepayments	(8,717)	7,804
Trade payables	(2,020)	(1,716)
Other payables	2,643	145)
Cash from operations	(542)	26,611
Interest paid	(4)	(8)
Interest received	1,136	694
Income tax paid	(478)	-
Net cash from operating activities	112	27,297

Cash flows from investing activities:		
Advances to the SOE	(15,900)	(15,900)
Purchase of property, plant and equipment	(4)	(13)
Net cash from investing activities	(15,904)	(15,913)
Cash flows from financing activities		
Proceeds from issue of shares (net of related expenses)	-	(446)
Finance lease	(37)	(38)
Net cash from financing activities	(37)	(484)
Net effect of exchange rate changes in consolidating subsidiaries	(1,549)	-
Net increase (decrease) in cash and cash equivalents	(17,378)	10,900
Cash and cash equivalents at beginning of period	356,754	286,647
Cash and cash equivalents at end of period	339,376	297,547

Explanatory Note:

(1) For the purpose of this announcement, the cashflow statement of the Group for the 3 months ended 30 September 2005 and 30 September 2004 have been prepared based on the actual Group structure.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Attributable to equity holders of the parent							Miniority Interest	Total equity
	Share capital	Share premium	Translation reserve	Legal reserve	Special reserve	Accumulated losses	Total		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group (Actual)									
Balance at 1 July 2004	292,235	167,000	-	668	-	42,415	502,318	-	502,318
Issue of 110.5 million new ordinary shares of US$0.08 each pursuant to initial public offering on SGX net of expenses	-	(446)	-	-	-	-	(446)	-	(446)
Net profit for the 3 months ended 30 September 2004	-	-	-	-	-	10,900	10,900	-	10,900
Transfer to legal reserve	-	-	-	774	-	(774)	-	-	-
Translation adjustment	-	-	-	-	-	-	-	-	-
Balance at 30 September 2004	292,235	166,554	-	1,442	-	52,541	512,772	-	517,772

	Attributable to equity holders of the parent							Miniority Interest	Total Equity
	Share capital	Share premium	Translation reserve	Legal reserve	Special reserve	Accumulated earnings	Total		
Group (Actual)									
Balance at 1 July 2005	292,235	166,572	(20)	4,204	40,291	46,776	550,058	-	550,058
Net profit for the 3 months ended 30 September 2005	-	-	-	-	-	10,599	10,599	-	10,599
Share option expense to Special reserve	-	-	-	-	331	-	331	-	331
Transfer to legal reserve	-	-	-	780	-	(780)	-	-	-
Translation adjustment	-	-	(1,571)	-	-	-	(1,571)	-	(1,571)
Balance at 30 September 2005	292,235	166,572	(1,591)	4,984	40,622	56,595	559,417	-	559,417
Company (Actual)									
Balance at 1 July 2004	292,235	167,000	-	-	-	-	459,235	-	459,235
Issue of 110.5 million new ordinary shares of US$0.08 each pursuant to initial public offering on SGX net of expenses	-	(446)	-	-	-	-	(446)	-	(446)
Balance at 30 September 2004	292,235	166,554	-	-	-	-	458,789	-	458,789
Company (Actual)									
Balance at 1 July 2005	292,235	166,572	-	-	1,145	(4,176)	455,776	-	455,776
Share option expense to Special reserve	-	-	-	-	331	-	331	-	331
Net profit for the 3 months ended 30 September 2005	-	-	-	-	-	9,031	9,031	-	9,031
Translation adjustment	-	-	(2,272)	-	-	-	(2,272)	-	(2,272)
Balance at 31 September 2005	292,235	166,572	(2,272)	-	1,476	4,855	462,866	-	462,866

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share Capital:

There were no changes to the Company's share capital for the 3 months ended 30 September 2005.

Share Options:

As at 30 September 2005, there were unexercised share options for 26,110,000 unissued ordinary shares (30 September 2004 : 26,110,000).

2. **Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited or reviewed. The figures have also not been reported on in accordance with the Singapore Code on Take-overs and Mergers ("the Code"). The Company expects the figures to be reported on in accordance with the Code by 2 December 2005.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The accounting policies and methods of computation adopted for the current reporting period are consistent with the most recently audited financial statements for the year ended 31 December 2004 and the Group has also adopted the new and revised International Financial reporting Standards ("IFRSs"), which are effective 1 January 2005. The adoption of those new and revised IFRSs did not result in changes to the Group's and the Company's accounting policies except as disclosed in paragraph 5.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

The Adoption of IFRS 2 "Share-based Payment" has resulted in a change in accounting policy for share-based payments. The Group's Employee Share Option Scheme (the "ESOS") is an equity-settled, share-based compensation plan. Prior to the adoption of IFRS 2, the share-based compensation to the Group's employees did not result in a charge to the income statement. IFRS 2 requires the Group and the Company to recognize an expense in the income statement with a corresponding increase in equity for share options granted under the ESOS after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognized as an expense in the income statement is determined by reference to the fair value of share options at the date of the grant and the number of share options to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group (Actual) 3QFY2005	**Group (Proforma) 3QFY2004**
Earnings per share (EPS) in RMB cents		
(i) Based on weighted average number of ordinary shares in issue*	2.40	2.47
(ii) On a fully diluted basis**	2.30	2.36

*The calculation of earnings per share for the actual results for the 3 months ended 30 September 2005 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For comparative purposes, earnings per share for the actual results for the 3 months ended 30 September 2004 has been calculated based on the net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares.

** For the purpose of computing diluted EPS, the number of shares is based on the weighted average number of ordinary shares in issue disclosed above and after adjusting for the effect of dilutive share options.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on; and (b) immediately preceding financial year.**

	Group (Actual) As at 30/9/2005	Group (Proforma) As at 31/12/2004	Company As at 30/9/2005	Company As at 31/12/2004
Net asset value per share in RMB	1.27	1.19	1.05	1.04

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our Group/Company as at 30 September 2005 and 31 December 2004 and (2) the share capital of 441,816,501 shares as at 30 September 2005 (31 December 2004: 441,816,501 shares).

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Review of Operating results

As the combined results of the Group and the SOE provides a more meaningful review of the financial performace of the whole Group, the following discussion of the performance of the Group is also based on the combined results of the Group and the SOE (assuming they can be combined and after eliminating transactions between the Group and SOE), which is shown in note (B) to the income statement in paragraph 1(a). A breakdown of the combined revenue is shown below.

	3QFY2005 RMB'000	3QFY2004 RMB'000
Revenue of the Group		
K-12 and content delivery	15,484	19,115
Revenue of the SOE		
University Distance Learning Solutions	17,776	13,693
IT/Management Training Courses and Solutions	2,087	2,349
K-12 Distance Learning and Educational Content Solutions	(926)	260
Enterprise Networking Products and Services	4,100	304
Sub-total	23,037	16,606
Sum of the Group's and SOE's revenue	38,521	35,721

The sum of the revenue of the Group and that of the SOE for 3QFY2005 amounted to RMB38.5 million representing an increase of 7.8% compared to the corresponding period in the previous year. Compared to 3QFY2004, revenue of the Group, which is from the K-12 and content delivery segment, decreased by approximately 18.8% from RMB19.1 million to RMB15.5 million. The drop was mainly due to a reclassification of a portion of the withholding tax from income tax expense to business tax. This amounted to RMB2.5 million, which was net off of our net revenue figure. Adding this amount back to the RMB15.5 million being reported, the amount is RMB18.0 million, which is higher than the 2QFY2005 K-12 revenue of RMB17.6 million. The SOE recorded a considerable increase in its revenue from RMB16.6 million in 3QFY2004 to RMB23.0 million in 3QFY2005, which was mainly attributable to the increase in revenue from the University Distance Learning Solutions business segment and the Enterprise Networking Products and Services segment. Revenue from the University Distance Learning Solutions segment increased from RMB13.7 million in 3QFY2004 to RMB17.8 million in 3QFY2005 mainly due to the increase in student enrolment for distance learning and equipment sales of around RMB2 million. Total students enrolled for distance university education increased from approximately 82,000 as at the end of 3QFY2004 to approximately 97,000 as at the end of 3QFY2005. Revenue from the IT/Management Training Courses and Solutions segment decreased slightly from RMB2.3 million in 3QFY2004 to RMB2.1 million in 3QFY2005. Revenue from the K-12 Distance Learning and Education Content Solutions segment was a negative RMB0.9 million in 3QFY2005 because there was a reclassification of previous period's revenue of RMB1 million to other income in this quarter. Revenue from the Enterprise Networking Products and Services segment increased significantly from RMB304,000 in 3QFY2004 to RMB4.1 million in 3QFY2005, as a result of increase in equipment sales, which has included sales of RMB1.8 million to the Hunan postal network project.

Cost of sales of the Group increased by 1.4% from RMB7.2 million in 3QFY2004 to RMB7.3 million in 3QFY2005. Gross profit margin decreased by approximately 10 percentage points, from 62.5% in 3QFY2004 to 52.6% in 3QFY2005. This drop was a result of the reclassification of withholding tax described in more details in previous paragraph, which has the effect of reducing the size of the denominator. The combined cost of sales of the Group and SOE increased by 33.6% from RMB11.9 million in 3QFY2004 to RMB15.9 million in 3QFY2005. This increase was mainly due to the higher portion of equipment sales in the composition of the revenue.

The Group received a service fee of RMB12.1 million in 3QFY2005 as compared to a service fee of RMB7.5 million in 3QFY2004 as a result of the increase in revenue in SOE. The significant increase in other income from RMB714,000 in 3QFY2004 to RMB1.5 million in 3QFY2005 was mainly due to the increase in interest income.

The Group's selling expenses increased from RMB220,000 in 3QFY2004 to RMB540,000 in 3QFY2005, as there were more marketing activities in 3QFY2005.

The Group's administrative expenses increased by 41.7% from RMB6.0 million in 3QFY2004 to RMB8.5 million in 3QFY2005. The increase was due to a net exchange loss of RMB1.8 million for deposits held in US currency after the Chinese Yuan was revalued upward by approximately 2%.

Finance costs increased by 25% from RMB4,000 in 3QFY2004 to RMB5,000 in 3QFY2005. Other expenses of RMB331,000 is made up entirely of share-option expense as a consequent of adopting IFRS 2.

Overall, profit before income tax has decreased from RMB13.9 million in 3QFY2004 to RMB12.3 million in 3QFY2005, representing a decrease of11.6%. The profit before tax was affected by the net exchange loss of RMB1.8 million due to the revaluation of the Chinese Yuan and the reclassification of withholding tax to business tax. Income tax expense decreased from RMB3.0 million in 3QFY2004 to RMB1.7 million in 3QFY2005. There were 2 offsetting accounting adjustments to the income tax expense for 3QFY2005. As explained earlier, RMB2.5 million, which originally was recorded under income tax expense was reclassified as business tax, which was net off against the revenue. This effect reduced the size of the income tax expense. There was also an upward effect as a result of the reversal of a tax treatment for previous two quarters, which amounted to RMB1.2 million. . Net profit decreased slightly from RMB10.9 million in 3QFY2004 to RMB10.6 million in 3QFY2005, representing a decrease of 2.8%.

Financial Position

Cash and bank balances increased from RMB328.7 million as at 31 December 2004 to RMB339.4 million as at 30 September 2005 mainly as a result of the SOE paying the service fee to the Group. As compared to the cash and bank balances as at 30 June 2005 of RMB356.8 million, there was a drop of RMB28.1 million as a result of a reduction of cash flow from operating activities. The reduction of cash flow from operating activities was mainly due to the payment of the deposit in relation to the Tsinghua Tongfang project. Account receivable increased by 23.2% from RMB15.1 million as at 31 December 2004 to RMB18.6 million as at 30 September 2005. Prepayment and other receivable and deposit decreased from RMB35.7 million as at 31 December 2004 to RMB27.8 million as at 30 September 2005. Net tangible assets as at 30 September 2005 totaled RMB559.4 million (31 December 2004: RMB526.6 million). This represented an increase of 6.2% from the net tangible assets as at 31 December 2004.

Financial support to SOE

From 30 June 2005 to 30 September 2005, the Group's advances to the SOE increased by RMB15.9 million from RMB192.2 million as at 30 June 2005 to RMB208.5 million as at 30 September 2005. Account Receivable of the SOE amounted to RMB27.5 million as at 30 September 2005,representing an increase of 59.0% to the account receivable of RMB17.3 million as at 30 June 2005 as a result of the increase in business at the end of September and the increase in equipment sales particularly which have a longer credit period.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

The growth in revenue and profitability were in line with the opinion expressed by the Directors of the Group in the Company's First Quarter Financial Statement Announcement for the period ended 31 March 2005 made on 13 May 2005.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

The education market in the PRC has continued to be strong. For the university distance learning segment, the demand for student places has remained robust with many qualified students turned down by most partnering universities. The number of students on our distance learning platform increased from 86,000 at the end of 2QFY2005 to 97,000 at the end of 3QFY2005 due to the start of the Autumn semester in September 2005.

The JV with Tsinghua Tongfang set up at the end of Q2FY2005 is progressing well. After completion of the transfer of asset to the JV, it will have 20,000 students and 6 additional partnering universities. The results of the JV was not consolidated for Q3FY2005.

The K-12 and Content Delivery segment provided stable business for the Group. Despite being a mature segment, the Group is developing new areas of business to improve revenue.

The Enterprise Networking Products and Services segment, which commenced marketing operations in FY2004, continued to make progress. Sales of equipment has been made to customers such as the Hunan postal network project.

11. **Dividend**

(a) Current Financial Period Reported On
None

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(b) Corresponding Period of the Immediately Preceding Financial Year
None.

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. **If no dividend has been declared/recommended, a statement to that effect.**

No dividends have been recommended.

13. **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.**

Not applicable

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Not applicable.

15. A breakdown of sales.

Not applicable.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Not applicable.

BY ORDER OF THE BOARD

Yin Jianping
Chairman
14/11/2005

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	14-Nov-2005 21:05:24
Announcement No.	00170

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE 3 MONTHS ENDED 30 SEPTEMBER 2005
Description	Please refer to the attached.
Attachments:	ChinaCast_AggIPT30Sep2005.pdf Total size = **24K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE 3 MONTHS ENDED 30 SEPTEMBER 2005

Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the 3 months ended 30 September 2005, are as follows:-

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
ChinaCast Co., Ltd ("CCL")		(a) Service fee paid by CCL to the Group under a technical service agreement between the parties: RMB2,814,128 (b) Satellite usage platform fee paid by the Group to CCL under a revenue and cost allocation agreement between the parties: RMB1,617,918 (c) Costs reimbursed to CCL by the Group under a revenue and cost allocation agreement between the parties: RMB231,095
ChinaCast Li Xiang Co., Ltd ("CCLX")		(a) Service fee paid by CCLX to the Group under a technical service agreement between the parties: RMB9,253,276 (b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties: RMB2,661,074 (c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties as at 30 September 2005: RMB208,501,990

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
Technology Venture Holdings Limited ("TVH")	Mr. Ron Chan had spent approximately 77% of his total working time on the Group's affairs. The Audit Committee is of the view that the remuneration payment to Messrs Ron Chan is in accordance with the respective agreements dated 31 January 2004 between the Company, TVH and Ron Chan.	

Submitted by Antonio Sena, Company Secretary on 14/11/2005 to the SGX

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	14-Nov-2005 21:02:59
Announcement No.	00169

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NEWS RELEASE - CHINACAST RECORDS NET PROFIT OF RMB10.6 MILLION IN 3QFY2005
Description	Please refer to the attached.
Attachments:	ChinaCast_NewsRelease14Nov2005.pdf Total size = **243K** (2048K size limit recommended)

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NEWS RELEASE

CHINACAST RECORDS NET PROFIT OF RMB 10.6 MILLION IN 3QFY2005

3QFY2005 Results Highlights:

- Continued operational growth in business fundamentals
- Strong combined revenue driven by continued growth in student enrolment and revenue from University Distance Learning Solutions segment, which grew by 29%
- Demand for distance learning, in particular, university distance learning in China, continued to be robust

Singapore, November 14, 2005 – ChinaCast Communication Holdings Limited ("ChinaCast"), PRC's leading satellite distance learning services group, today reported a net profit of RMB10.6 million for the three months ended September 30, 2005 ("3QFY2005").

Financial Review

The net profit of RMB10.6 million for 3QFY2005 included the charging of two one-off expenses specific to this quarter. The first expense was a net exchange loss of RMB1.8 million following the revaluation of the Chinese Yuan arising from the US currency deposits which cannot be converted to Chinese Yuan freely. There was also an income tax expense in relation to the reversal of tax treatment for the past two quarters, which amounted to RMB1.2 million. Adding back these two figures to the net profit figure, the net profit without exceptional one-off charges would be RMB13.6

双 威 通 讯 控 股 有 限 公 司
ChinaCast Communication Holdings Limited
北京市朝阳区建国门外大街永安东里 8 号华彬国际大厦 15 层　　邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86 10 6566 7788　Fax: 86 10 8528 8366　http://www.chinacastcomm.com

million, representing an increase of 24.8% compared to RMB10.9 million recorded in the same period in FY2004.

The sum of the proforma revenue of the Group and that of ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd (collectively known as the "Satellite Operating Entities" or "SOE"), amounted to RMB38.5 million in 3QFY2005, representing an increase of 7.8% compared to the previous corresponding period. This revenue growth was mainly driven by the increase in revenue from the University Distance Learning Solutions business and the Enterprise Networking Products and Services segments.

Revenue from the University Distance Learning Solutions segment, which increased 29.9% to RMB17.8 million from RMB13.7 million, was largely attributed to an increase in student enrolment and equipment sales of RMB2 million. Total student enrolment for distance university education climbed 18.2% from approximately 82,000 as at the end of 3QFY2004 to approximately 97,000 as at the end of 3QFY2005.

Revenue from the Enterprise Networking Products and Services segment also grew significantly from RMB304,000 in 3QFY2004 to RMB4.1 million in 3QFY2005, due to an increase in equipment sales, which included a sales of RMB1.8 million to the Hunan postal network project.

Revenue from the IT/Management Training Courses and Solutions segment decreased slightly to RMB2.1 million in 3QFY2005 from RMB2.3 million in 3QFY2004.

The Group's K-12 segment registered a revenue contribution of RMB15.5 million in 3QFY2005, compared to RMB17.6 million in 2QFY2005 and RMB19.1 million in 3Q FY2004. The drop was mainly due to a reclassification of a portion of the withholding tax from income tax expense to business tax. This amounted to RMB2.5 million, which was net off from total Group revenue.

The Group's administrative expenses increased by 41.7% from RMB6.0 million in 3QFY2004 to RMB8.5 million in 3QFY2005, mainly due to the net exchange loss of RMB1.8 million.

Correspondingly, profit before tax decreased by 11.6% to RMB12.3 million for 3QFY2005 from RMB13.9 million in 3QFY2004.

Income tax expense decreased from RMB3.0 million in 3QFY2004 to RMB1.7 million in 3QFY2005, due to 2 offsetting accounting adjustments to the income tax expense for 3QFY2005.

For the nine months ended September 30, 2005 ("9MFY2005"), net profit for 9MFY2005 rose 13.5% to RMB32.9 million up from the RMB29.0 million recorded in the previous corresponding period. This was achieved on the back of a 4.7% increase in revenue to RMB109.3 million in 9MFY2005.

Recent Developments

University Distance Learning enrolment is set for strong growth. The increase in the number of students on ChinaCast's distance learning platform has included the autumn semester enrolment although only revenue generated in September has contributed to the Group's financial results in 3QFY2005.

Mr Ron Chan, CEO of ChinaCast said: "We currently have 10 revenue contributing universities under the University Distance Learning segment. The Joint Venture with Tsinghua Tongfang signed in late June this year is progressing well. We expect the assets to be fully transferred to the JV in the fourth quarter this year."

The Group's Enterprise Networking Products and Services segment is progressing well. The Group has delivered equipment to customers and commenced the installation phase in the Hunan post office project.

In September this year, the Great Wall Acquisition Corporation ("GWAC") made a voluntary pre-conditional offer to acquire all the issued ordinary shares of ChinaCast. ChinaCast has not received the definitive offer from GWAC.

Note: The 3QFY2005 results on which certain statements contained herein have been based, have not been reported on in accordance with The Singapore Code on Take-overs and Mergers ("the Code"). The company expects the 3QFY2005 results to be reported on in accordance with the Code by December 2, 2005.

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband IT and telecom solutions to educational institutions, government agencies, Fortune 500 enterprises and multinational companies throughout the PRC and is today PRC's leading satellite distance learning services group.

ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

ISSUED ON BEHALF OF	:	ChinaCast Communication Holdings Limited
BY	:	Citigate Dewe Rogerson, i.MAGE Pte Ltd 1 Raffles Place #26-02 OUB Centre SINGAPORE 048616
CONTACT	:	Ms Dolores Phua at telephone
DURING OFFICE HOURS	:	6534-5122 (Office)
AFTER OFFICE HOURS	:	9750-8237 (Handphone)
EMAIL	:	dolores.phua@citigatedrimage.com

177/05/007/CCHL

November 14, 2005